FORM 4 ☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF
CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940	OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response .... 0.5

1.	Name and Address of Reporting Person*			2.	Issuer Name and Ticker or Trading Symbol			6.	Relationship of Reporting Person(s) to Issuer (Check all applicable)
	Alexander	James	E.		Isonics Corporation — ISON				X Director	X 10% Owner

	(Last)	(First)	(Middle)	3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4.	Statement for Month/Day/Year		X Officer (give title below)	Other (specify below)
	c/o Isonics Corporation, 5906 McIntyre Street						December 24, 2002		President

(Street)						5.	If Amendment, Date of Original (Month/Day/Year)	7.	Individual or Joint/Group Filing (Check Applicable Line) Form filed by One Reporting Person X Form filed by More than
	Golden	CO	80403						One Reporting Person

	(City)	(State)	(Zip)
				Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date	2A.	Deemed Execution Date, if any	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)
			(Month/Day/Year)		(Month/Day/Year)
							Code	V		Amount	(A) or (D)	Price

	Common Stock													45,455		I		Note 1

	Common Stock													500,000		I		Note 2 and 3

	Common Stock													1,335,712		D

	Common Stock		12/24/02		n/a		G	V		40,000	D	n/a		1,295,712		D		Note 4

	Common Stock		12/24/02		n/a		G	V		40,000	A	n/a		85,455		I		Note 1 and 8

FORM 4 (Continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6.	Date Exercisable and Expiration Date (Month/Day/Year)

									Code	V		(A)	(D)		Date Exercisable	Expiration Date

	Stock Option														4/26/99	4/26/04

	Stock Option		$1.06												11/13/01	11/13/06

	Stock Option		$1.25												3/28/02	3/28/07

	Warrant		$1.25												3/28/02	3/28/07

7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Title	Amount or Number of Shares

	Common Stock	25,000		$1.4375		25,000		D

	Common Stock	100,000				100,000		D		Note 4 and 5

	Common Stock	20,000				20,000		D		Note 4 and 6

	Common Stock	150,000				150,000		D		Note 4 and 7

Explanation of Responses:

Note 1: Shares held by the James and Carol Alexander Foundation, Inc.

Note 2: Shares held by spouse.

Note 3: The reporting person disclaims beneficial ownership of all securities held by his spouse and children and this report should not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.

Note 4: This transaction is exempt from 16(a) reporting requirements pursuant to Rule 16b-3(d).

Note 5: 20,000 shares vest on November 13, 2001, and 20,000 shares vest on November 13th of each of the years 2002, 2003, 2004, and 2005.

Note 6: Options granted by resolution of the Compensation Committee of the Board of Directors as consideration for salary deferral. The grant of the options is subject to acceptance by the reporting person by no later than April 30, 2002, which acceptance was received.

Note 7: Warrants to purchase 100,000 shares of common stock vest on March 28, 2002. The remaining warrants to purchase 50,000 shares of common stock vest and are exercisable only upon the happening of certains events related to a loan made to Isonics Corporation in March 2002. The grant of the warrants is subject to acceptance by the reporting person by no later than Apil 30, 2002, which acceptance was received.

Note 8: This transation is not a "sale" of securities since it is a gift by Mr. Alexander and is therefore exempt pursuant to Rule 16b-5.

/s/ James E. Alexander	12/24/02
**Signature of Reporting Person	Date
Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm
Last update: 09/05/2002